FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 4

to

ANNUAL REPORT

OF

THE REPUBLIC OF ARGENTINA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Andrés de la Cruz

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

*	The Registrant is filing this amendment No.4 to its annual report on a voluntary basis.

Explanatory Note

This amendment to the Republic of Argentina’s (the “Republic”) Annual Report on Form 18-K for the year ended December 31, 2016 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Form of Authorization for €1,000,000,000 3.375% Bonds due 2023, €1,000,000,000 5.250% Bonds due 2028 and €750,000,000 6.250% Bonds due 2047.

Exhibit 2:	Underwriting Agreement, dated November 2, 2017, between the Republic of Argentina and the Underwriters, relating to €1,000,000,000 3.375% Bonds due 2023, €1,000,000,000 5.250% Bonds due 2028 and €750,000,000 6.250% Bonds due 2047.

Exhibit 3:	Names and Addresses of the Underwriters.

Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

Exhibit 5:	Opinion of the Legal Undersecretary of the Ministry of Finance of the Republic of Argentina.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of Argentina, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on the 9th day of November, 2017.

THE REPUBLIC OF ARGENTINA

By: /s/ LUIS A. CAPUTO
Name: Luis A. Caputo
Title: Minister of Finances of the Republic of Argentina

Exhibit Index

Exhibit 1:	Form of Authorization for €1,000,000,000 3.375% Bonds due 2023, €1,000,000,000 5.250% Bonds due 2028 and €750,000,000 6.250% Bonds due 2047.

Exhibit 2:	Underwriting Agreement, dated November 2, 2017, between the Republic of Argentina and the Underwriters, relating to €1,000,000,000 3.375% Bonds due 2023, €1,000,000,000 5.250% Bonds due 2028 and €750,000,000 6.250% Bonds due 2047.

Exhibit 3:	Names and Addresses of the Underwriters.

Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

Exhibit 5:	Opinion of the Legal Undersecretary of the Ministry of Finance of the Republic of Argentina.

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